August   23, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:   Edwin Kim

Re:	Respect Your Universe, Inc.
Amendment No. 1 for Registration Statement on Form S-1
Filed July 26, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 6, 2010.

Responses:

1.	The reference to the Simmons Market Research report and the figures provided for the participation by Americans in martial arts have been removed from the Registration Statement.

2.	The Registration Statement has been revised to include disclosures for our current state of product production, and our current and future marketing and distribution activities.

3.	The Registration Statement has been revised to clarify when we commenced operations.

4.	The Registration Statement has been revised to include the cash balance of the Company as of June 30, 2010, and includes discussion of our cash needs to implement our business plan.

5.	The second risk factor on page eight has been removed from the Registration Statement and we have combined its relevant portions to our Company with other existing risk factors.

6.	The first risk factor on page nine has been revised accordingly.

7.	The noted risk factors have been reinserted.

8.	The subheading to the noted risk factor has been revised accordingly.

9.	The selling shareholders table has been revised and updated as of August 15, 2010.

10.	Mr. Honig purchased 750,000 shares of our common stock on March 11, 2010.

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA

11.
Mr. Lindsay and Mr. Sidders are business partners in Xeitel Capital Management Inc. Mr. Lindsay is not the control person of Box Capital Corp, this disclosure was an error. The control person for Box Capital Corp. is Plutarco Cohen.   Mr. Sidders is not included in the beneficial ownership table as he controls (jointly) only 500,000 shares of our common stock, which is below 5% of our outstanding common stock as of August 15, 2010. Similarly, Xeitel Capital Management Inc. and Box Capital Corp. are not included in our beneficial ownership table as their holdings are below 5%. Mr. Lindsay is now included in our beneficial ownership table as beneficially owning 1,750,000 shares of our common stock (1,250,000 are owned by Lindsay Capital Corp., an entity for which Mr. Lindsay is the control person, and 500,000 are owned by Xeitel Capital Management, Inc., an entity for which Mr. Lindsay is joint control person), or 7.5% of our outstanding common stock as of August 15, 2010.

12.	The business section has been revised to disclose the applicable subsections of Item 101(h)(4) of Regulation S-K.

13.	The Registration Statement has been revised to describe our business plan and strategy.

14.	The Registration Statement has been revised to clarify the nature of our arrangement for our headquarters, and our other property plans.

15.	The discussion of the noted consulting agreement has been revised accordingly. The last payment was due on July 31, 2010, the agreement has a misspelling.

16.	The number of holders of our common stock has been revised and is consistent.

17.	The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

18.	All amounts due to the third party consultant have been accrued correctly in the updated financial statements.

19.	The Registration Statement has been revised to disclose our cash balance as of June 30, 2010, and discusses our ongoing capital needs.

20.	The Registration Statement has been revised to disclose how long each of our officers and directors have served in each office.

21.	The noted promotional information has been removed.

22.	The disclosure regarding an equity compensation plan has been removed.

23.	The Registration Statement has been revised to disclose the identity of the entity debtholder and related party, and the related party disclosure has been revised accordingly.

24.	The Registration Statement has been revised to disclose the Company’s promoters as defined by Rule 405 of Regulation C.

25.	The indemnification section has been revised to describe the general effect of Nevada law towards the indemnification provisions of our bylaws.

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA

26.	The recent sale of unregistered securities section has been revised to specify each transaction and the exemption from registration relied upon for each transaction.

27.
The Registration Statement has been revised to disclose the fact that the noted consultant was not issued another 500,000 shares of our common stock for extension of the underlying consulting agreement, rather, the agreement was amended and the consultant was issued an additional 1,500,000 shares of our common stock.

28.	The Registration Statement has been revised to disclose the nature of the services provided by our consultants.

29.	The exhibits have been filed in a proper electronic format.

30.	Exhibit 5.1 is revised accordingly.

Very Truly Yours,

Kristian Andresen
ka@theryu.com
310.601.0199

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA